Exhibit 2
STOCK PURCHASE AGREEMENT
STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this 24th day of June, 2009 between and among China Discovery Acquisition Corp. (“Buyer” or “China Discovery”), the signatory on the execution page hereof (the “Seller”) and, solely for purposes of Sections 5.1 and 5.2, each of the undersigned directors.
WHEREAS, China Discovery was organized for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China. (“Business Combination”).
WHEREAS, China Discovery consummated an initial public offering in June 2007 (“IPO”) in connection with which it raised net proceeds of approximately $32.1 million that were placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company (“Continental”) pending the consummation of a Business Combination, or the dissolution and liquidation of China Discovery, in the event it is unable to consummate a Business Combination by June 26, 2009.
WHEREAS, China Discovery has agreed to acquire (the “Acquisition”) HeNan Smart Food Company Limited pursuant to certain agreements (the “Transaction Agreements”).
WHEREAS, the approval of the Acquisition is contingent upon, among other things, the affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares which are present and entitled to vote at the meeting to approve the Acquisition.
WHEREAS, pursuant to certain provisions in China Discovery’s amended and restated memorandum and articles of association, a holder of ordinary shares of China Discovery issued in the IPO may, if s/he/it votes against the Acquisition, demand that China Discovery convert such ordinary shares into cash (“Conversion Rights”).
WHEREAS, the Acquisition is subject to the exercise of Conversion Rights by holders of less than 30% of the China Discovery ordinary shares issued in the IPO.
WHEREAS, Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller the ordinary shares set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth thereon (“Purchase Price Per Share”) and for the aggregate purchase price set forth thereon (“Aggregate Purchase Price”).
NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:
1. Purchase. Seller hereby sells to Buyer and Buyer hereby purchases from Seller at the Closing (as defined in Section 2.1) the Shares at the Purchase Price Per Share, for the Aggregate Purchase Price.

2. Closing.
2.1 The closing of the purchase of the Shares (“Closing”) by Buyer will occur on or before June 30, 2009, which shall occur no later than the liquidation of the Buyer’s Trust Account in connection with the consummation of the Acquisition (the “Closing Date”). The Closing shall be effected delivery versus payment via the Depository Trust Company. It shall be a condition to the obligation of Buyer on the one hand and the Seller on the other hand, to consummate the transfer of the Shares contemplated hereunder that the other party’s representations and warranties are true and correct on the Closing Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.
2.2 At or before the Closing, the Seller shall deliver or cause to be delivered to Buyer appropriate instructions for book entry transfer of ownership of the Shares from the Seller to Buyer. In addition, within two business days of the date of this Agreement, the Seller shall provide the Buyer with a true and correct copy of the voting information form with respect to the Shares held by the Seller indicating the financial institution through which such shares are held and the control number provided by Broadridge Financial Solutions regarding the voting of such Shares or written confirmation of such information as would appear on the voting information form.
2.3 At or before the Closing, Buyer shall deliver or cause to be delivered to the Seller payment by wire transfer of immediately available funds the Aggregate Purchase Price in accordance with Section 1 of this Agreement.
2.4 In the event that the Closing has not occurred by June 30, 2009 and the Trust Account liquidation payment has not been received by July 10, 2009, then Buyer shall pay to Seller in immediately available funds an amount equal to the lesser of (i) 1.0% of the Aggregate Purchase Price per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by Seller from July 10, 2009 through the date such payment is actually made; provided, however, that in no event shall any amounts be due under this section to the Seller in the event that the delay in the receipt of payment is a result of the action or inaction of Continental.
2.5 In the event that the Closing has occurred and the Trust Account liquidation payment has not been received by June 30, 2009, then Buyer shall pay to Seller in immediately available funds an amount equal to the lesser of (i) 3.0% of the Aggregate Purchase Price per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the lawful rate, for each Share held by Seller from June 30, 2009 through the date such payment is actually made; provided, however, that in no event shall any amounts be due under this section to the Seller in the event that the delay in the receipt of payment is a result of the action or inaction of Continental.
3. Representations and Warranties of the Seller.
3.1 The Seller hereby represents and warrants to Buyer on the date hereof and on the date of the Closing that:

(a) Sophisticated Seller. The Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Buyer.
(b) Independent Investigation. The Seller, in making the decision to sell the Shares to Buyer, has not relied upon any oral or written representations or assurances from China Discovery, Buyer, or any of their officers, directors or employees or any other representatives or agents of Buyer or China Discovery, except as are contained in this Agreement. The Seller has had access to and reviewed all of the filings made by China Discovery with the United States Securities and Exchange Commission (the “SEC”), pursuant to the Exchange Act and the Securities Act of 1933 (the “Securities Act”), in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.
(c) Authority; No Conflicts. This Agreement has been validly authorized, executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by Buyer, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by the Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which the Seller is a party which would prevent the Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which the Seller is subject.
(d) No Legal Advice from Buyer. The Seller acknowledges that he has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Seller’s own legal counsel and investment and tax advisors. The Seller is relying solely on such counsel and advisors and not on any statements or representations of Buyer or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.
4. Representations and Warranties of Buyer.
4.1 Buyer hereby represents to the Seller that:
(a) Sophisticated Buyer. The Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares by Seller.
(b) Independent Investigation. Buyer, in making the decision to purchase the Shares from Seller, has not relied upon any oral or written representations or assurances from the Seller or any of its officers, directors, partners or employees or any other representatives or agents of the Seller, except as are contained in this Agreement. Buyer has had access to all of the filings made by China Discovery with the SEC pursuant to the Exchange Act and the Securities Act.
(c) Authority. This Agreement has been validly authorized, executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by the Seller, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.
(d) Organization. Buyer has been duly organized and is validly existing under the laws of its jurisdiction of organization, with all requisite power and authority to enter into this Agreement, to carry out the provisions and conditions hereof, and to consummate the transactions contemplated hereby.
(e) Liabilities. Buyer (i) has no liabilities, obligations, guarantees or commitments of any nature whatsoever, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”) other than those reflected or reserved against in its balance sheet as of March 31, 2009 or reflected on the Schedule of Liabilities attached hereto, and (ii) is not aware of any outstanding Liabilities that are not subject to an effective waiver of claims against the Trust Account, except those Liabilities set forth on such Schedule of Liabilities and indicated as “unwaived,” which Schedule of Liabilities includes all Liabilities that resulted from, target businesses, vendors and service providers that have not waived any claims against the Trust Account.
(f) Waivers of Claims Against Trust Account. Except as otherwise disclosed on the Schedule of Liabilities described in Section 4.1(d) above, Buyer has not obtained and agrees that it will not obtain, the services of any vendor or service provider unless and until such vendor or service provider acknowledges in writing that it does not have any right, title, interest or claim of any kind in or to any monies of the Trust Account and waives any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Buyer and will not seek recourse against the Trust Account for any reason whatsoever; provided that the foregoing shall not apply to Buyer’s independent accountants. In addition, the waiver of claims against the Trust Account agreed to by HeNan Smart Food Company Limited, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited and Mr. Wang Youli in the Transaction Agreements shall remain in full force and effect.
(g) Future Indebtedness. Buyer agrees that it shall not incur any Indebtedness (as defined below) in excess of $15,000 in the aggregate, other than Indebtedness listed on Schedule I attached hereto, without the prior written consent of Seller prior to the Closing. “Indebtedness” means (a) indebtedness for borrowed money or the deferred price of property, goods or services (other than trade and other payables incurred in the ordinary course of business), such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations; excluding, for the avoidance of any doubt, any Indebtedness of Integrated Drilling Equipment Company or any of its subsidiaries, and (d) any other operating expenses or other obligations incurred by Buyer. The Indebtedness set forth on Schedule I shall be subordinated to the obligation to pay Seller pursuant to this Agreement.
(h) Trust Account. Buyer confirms that at least $33,678,745 is held in the Trust Account.

(i) Irrevocable Instructions to Continental. Buyer has delivered the Irrevocable Instructions attached as (i) Annex 1 to Continental requiring that no funds be released from the Trust Account unless all amounts due to the Seller are paid prior to release to Buyer or any other party and Continental has acknowledged and agreed to such Irrevocable Instructions, and (ii) Annex 2 to Continental requiring that $100,886 of any liquidation payment to be made to Beatrice Hom be delivered to Seller. Buyer agrees that it will not enter into an agreement for a replacement of Continental as trustee in connection with the Trust Account unless and until Buyer, such substitute trustee, and any other required signatory shall first deliver to the Seller fully executed Irrevocable Instructions substantially in the form attached as Annex 1 hereto.
5. Indemnification.
5.1 In the event that the Aggregate Purchase Price is not fully paid to Seller at (a) the Closing or (b) if the Acquisition is not consummated, each of the undersigned directors agree, jointly and severally, to pay an aggregate of $100,886 to the Seller and any amounts owed to Seller pursuant to Sections 2.4 and 2.5 which are not paid to Seller by the Company.
5.2 Each of the undersigned directors hereby acknowledge that such director is required, pursuant to a letter agreement (the “Letter Agreement”) entered into at the time of the initial public offering of the Company, to indemnify the Trust Account for certain claims made against it.
For good and valuable consideration, the receipt and sufficiency of which are acknowledged, each director hereby agrees that Seller may seek indemnification from such director for Seller’s proportional interest in any shortfall to the Trust Account resulting from claims that would be entitled to indemnification under the Letter Agreement.
Beatrice Hom in her individual capacity hereby represents to the Seller that she owns not less than 17,246 shares of the Buyer issued in its initial public offering.
5.3 In the event that the Aggregate Purchase Price is not fully paid to Seller at (a) the Closing or (b) if the Acquisition is not consummated, upon the liquidation of Buyer while Seller owns any Shares, Buyer hereby agrees to indemnify and hold harmless Seller against any loss incurred in an amount equal to the difference between (i) the amount received by Seller from Buyer and (ii) the Aggregate Purchase Price. Buyer agrees to pay any and all reasonable costs, fees and expenses (including counsel fees and expenses) incurred by Seller in enforcing its rights under this Section 5.1.
5.4 Buyer hereby agrees to indemnify and hold harmless Seller and each of its partners, principals, members, officers, directors, employees, agents, representatives and affiliated or managed funds from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever, and any and all actions, inquiries, proceedings and investigations in respect thereof, whether pending or threatened, to which any such party may become subject, arising in any manner out of or in connection with this Agreement or the transactions contemplated herein to the fullest extent permitted under applicable law, regardless of whether any of such parties is a party hereto, and immediately upon request reimburse such party for such party’s reasonable legal and other expenses as they are incurred in connection with investigating, preparing, defending, paying, settling or compromising any such action, inquiry, proceeding or investigation (including, without limitation, usual and customary per diem compensation for any such party’s involvement in discovery proceedings or testimony); provided that Buyer shall not be liable for any such loss, liability, claim, damage or expense resulting from actions taken by Seller in bad faith or as a result of its gross negligence or willful misconduct.
6. Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement shall become null and void and of no force and effect upon the earlier of (a) the termination of the Transaction Agreements prior to the consummation of the transactions contemplated thereby and (b) 11:59 p.m. eastern standard time on June 26, 2009 if the Acquisition has not been consummated by such date.
7. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile or electronic transmission, and any such executed facsimile or electronic copy shall be treated as an original.
8. Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum and irrevocably waive trial by jury. Each of Buyer and the undersigned directors hereby appoints, without power of revocation, Loeb & Loeb, LLP, New York, New York, Attn: Mitchell Nussbaum, as their respective agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.
9. Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.
10. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto.

11. Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.
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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

CHINA DISCOVERY ACQUISITION CORP.
By:	/s/ Michael Hsu
	Name:	Michael Hsu
	Title:	Chief Executive Officer

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD. By: Victory Park Capital Advisors, LLC, its investment manager
By:	/s/ Scott R. Zemnick
	Name:	Scott R. Zemnick
	Title:	General Counsel

Address:
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
Purchase Price Per Share: $5.96667
Number of Shares: 1,046,600
Aggregate Purchase Price: $6,244,720.73

The undersigned joins as party to the foregoing Agreement for the limited purposes provided in Sections 5.1 and 5.2 of the Agreement:
/s/ Michael Hsu
Michael Hsu

/s/ Vincent Shen
Vincent Shen

/s/ Beatrice Hom
Beatrice Hom

/s/ Xiong Yin
Xiong Yin

/s/ Wing Yip
Wing Yip